Exhibit 99.1

Robin Energy Ltd. Reports Results for the Three Months Ended September 30, 2025 and for the Nine Months Ended September 30, 2025.

Limassol, Cyprus, October 23, 2025 –  Robin Energy Ltd. (NASDAQ: RBNE), (“Robin”, or the “Company”), an international ship-owning company providing energy transportation services globally, today announced its results for the three months and the nine months ended September 30, 2025.

Highlights of the Third Quarter Ended September 30, 2025:

■	Total vessel revenues: $2.0 million, as compared to $1.4 million for the three months ended September 30, 2024, or a 42.9% increase;
■	Net income: $0.2 million, as compared to $(0.1) million loss, for the three months ended September 30, 2024, or a 300.0% increase;
■	Earnings/(Loss) per common share, basic: $0.01 per share, as compared to $(0.05) per share for the three months ended September 30, 2024;
■	EBITDA(1): $0.5 million, as compared to $0.2 million for the three months ended September 30, 2024;
■	Cash of $2.7 million as of September 30, 2025, as compared to $0.01 million as of December 31, 2024;
■
On July 10, 2025, we, through a wholly owned subsidiary, entered into agreement with Toro Corp. (‘Toro”) to acquire a  2015-built 5,000 cbm LPG Carrier vessel, LPG Dream Syrax, for a purchase price of $18.0 million. The vessel was delivered to us on September 3, 2025;

■
On September 12, 2025, we successfully completed an underwritten public offering, issuing and selling 6.6 million common shares, including the partial exercise of the overallotment option by the underwriter of 0.9 million shares, resulting in gross proceeds of approximately $8.6 million;

■
On September 16, 2025, we, through a wholly owned subsidiary, entered into agreement with Toro to acquire a 2020-built 5,000 cbm LPG Carrier vessel, LPG Dream Terrax, for a purchase price of $20.0 million. The vessel was delivered to us on September 25, 2025. As a result of the acquisition of LPG Dream Syrax and LPG Dream Terrax, management has determined that, with effect from the third quarter of 2025, we operate in two reportable segments: (i) the tanker segment and (ii) the LPG carrier segment; and

■
On September 9, 2025, we completed allocations in the aggregate amount of $5 million to Bitcoin, as a primary treasury reserve asset. The above allocation comes as part of the newly adopted comprehensive Bitcoin treasury framework, announced on July 31, 2025.

Highlights of the Nine Months Ended September 30, 2025:

■	Total vessel revenues: $5.6 million, as compared to $5.5 million for the nine months ended September 30, 2024;
■	Net income: $0.7 million, as compared to $1.2 million for the nine months ended September 30, 2024;
■	Earnings per common share, basic: $0.10 per share, as compared to $0.52 per share for the nine months ended September 30, 2024;
■	EBITDA(1) : $1.5 million, as compared to $2.1 million for the nine months ended September 30, 2024.
■	Our spin-off (the “Spin-Off”) from Toro was completed on April 14, 2025 and our shares commenced trading on the Nasdaq Capital Market under the symbol “RBNE” on April 15, 2025; and
■
In June 2025, we successfully completed four registered direct equity offerings, issuing and selling 3.6 million common shares to certain institutional investors, resulting in gross proceeds of approximately $17.2 million.

(1) EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of the Company, commented:

“The third quarter of 2025 reflected continued progress towards our strategy. We sustained a robust, debt-free balance sheet and advanced our growth objectives with the acquisition of two LPG vessels, while maintaining steady performance from our oil tanker operations, further expanding our fleet and reinforcing our market position. Our Bitcoin treasury strategy continues to reflect our conviction in diversification and financial innovation. As we advance, we are firmly focused on accelerating growth, maximizing profitability, and driving long-term value for our shareholders.”

Earnings Commentary:

Third quarter ended September 30, 2025 and 2024 Results

Total vessel revenues, net of charterers’ commissions, increased to $2.0 million in the three months ended September 30, 2025, from $1.4 million in the same period in 2024. This increase of $0.6 million was mainly associated with the increase in the Available Days of our fleet to 123 days in the three months ended September 30, 2025 from 78 days in the same period in 2024 due to (i) the scheduled dry-dock and special survey of M/T Wonder Mimosa, which initiated and was completed in the second and third quarters of 2024, and (ii) the acquisitions of LPG Dream Syrax and LPG Dream Terrax in September 2025. During the three months ended September 30, 2025, our fleet earned on average a Daily TCE Rate of $14,647, compared to an average Daily TCE Rate of $17,722 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses for our fleet increased to $0.2 million in the three months ended September 30, 2025, from $0.1 million in the same period in 2024. This increase of $0.1 million was mainly associated with the increase in available days in the three months ended September 30, 2025, as compared to the same period in 2024.

The increase in vessel operating expenses by $0.2 million to $0.8 million in the three months ended September 30, 2025, from $0.6 million in the same period in 2024, mainly reflects the increase in the Ownership Days of our fleet to 125 days in the three months ended September 30, 2025 from 92 days in the same period in 2024.

The increase in management fees to $0.14 million in the three months ended September 30, 2025, from $0.10 million in the same period in 2024, mainly reflects (i) the increase in the Ownership Days of our fleet in the three months ended September 30, 2025, compared to the same period in 2024 and (ii) the increased management fees due to an inflation-based adjustment that was effected on July 1, 2025, following our entry into the master management agreement with Castor Ships with effect from April 14, 2025.

Depreciation expenses amounted to $0.2 million for our fleet in the three months ended September 30, 2025 from $0.1 million in the same period in 2024, as a result of the increase in Ownership Days of our fleet in the three months ended September 30, 2025, compared to the same period in 2024. Dry-dock amortization charges in the three months ended September 30, 2025 and the same period of 2024 amounted to $0.2 million and mainly relates to M/T Wonder Mimosa which initiated and completed its scheduled dry dock in the second and third quarters of 2024.

General and administrative expenses in the three months ended September 30, 2025, amounted to $0.4 million, compared to $0.5 million in the same period of 2024. The amount of $0.4 million is mainly associated with (i) incurred legal and other corporate fees primarily related to the growth of our company and (ii) the flat management for the three months ended September 30, 2025 amounting to $0.2 million. For the three months ended September 30, 2024, General and administrative expenses reflect the expense allocations made to the Company by Toro. For further details of the allocation, please refer to the Combined Carve-Out Financial Statements and related notes included elsewhere in the annual report on Form 20-F filed with the SEC on April 15, 2025.

Interest and finance costs, net, amounted to $(0.2) million in the three months ended September 30, 2025, whereas, in the same period of 2024, interest and finance costs, net amounted to $0.002 million. This variation is mainly due to the substantial increase in interest income for the three months ended September 30, 2025 on our available cash.

Recent Financial Developments Commentary:

Equity Update

On October 15, 2025, we paid to Toro a dividend amounting to $0.1 million on our 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) for the period from July 15, 2025 to October 14, 2025.

As of October 23, 2025, we had 12,628,731 common shares issued and outstanding.

Liquidity/ Financing/Cash Flow Update

Our consolidated cash position increased by $2.7 million, from $369 as of December 31, 2024, to $2.7 million as of September 30, 2025. During the nine months ended September 30, 2025, our cash position increased mainly as a result of (i) $12.2 million of net operating cash flows provided by, and (ii) $33.5 million of net financing cash flows provided by, mainly relates to the contribution by Toro to us of $10.4 million in cash for additional working capital in connection with the Spin-Off and the aggregate gross proceeds less paid issuance expenses from registered direct equity offerings amounting to $23.0 million. This increase was partially offset by the cash used in investing activities amounting to $38.1 million due to the acquisition of vessels LPG Dream Syrax and LPG Dream Terrax and cash allocations in the aggregate amount of $5.0 million to Bitcoin.

Fleet Employment Status (as of October 23, 2025): During the three months ended September 30, 2025, we operated on average 1.4 vessels earning a Daily TCE Rate(1) of $14,647 as compared to an average of 1.0 vessel earning a Daily TCE Rate(1) of $17,722 during the same period in 2024. Our employment profile as of October 23, 2025 is presented immediately below.

 (1) Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Tanker
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool(1)	N/A	N/A	N/A
LPG Carriers
Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Dream Syrax	LPG carrier 5,000 cbm	5,158	2015	Japan	Time Charter period(2)	$337,000 per month (until December 2025),$353,000 (from January 2026)	Feb-26	Mar-26
Dream Terrax	LPG carrier 5,000 cbm	4,743	2020	Japan	Time Charter period(3)	$345,000 per month (until February 2026),$353,000 (from March 2026)	Dec-26	Jan-27

(1)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.
(2)
The vessel was delivered to us on September 3, 2025. The vessel has been fixed by the previous owner under a time charter period contract, which continues under our ownership, starting from May 18, 2025 until January 1, 2026, at $337,000 per month. On October 9, 2025, it was agreed between us and the charterer that from January 1, 2026 until March 1, 2026 (plus or minus seven days in charterer’s option), the rate would be increased to $353,000 per month.

(3)
The vessel was delivered to us on September 25, 2025. The vessel has been fixed by the previous owner under a time charter period contract, which continues under our ownership, of seven months starting from August 2025, at $345,000 per month. On October 9, 2025, it was agreed between us and the charterer that that a new time charter period contract will commence from March 1, 2026 until January 1, 2027 (plus or minus seven days in charterer’s option), the rate would be increased to $353,000 per month.

Financial Results Overview:

Set forth below are selected financial and operational data of the three months and nine months ended September 30, 2025 and 2024, respectively:

	Three Months Ended		Nine Months Ended
(Expressed in U.S. dollars)	September 30, 2025 (unaudited)	September 30, 2024 (unaudited)	September 30, 2025 (unaudited)	September 30, 2024 (unaudited)
Total vessel revenues	$1,962,635	$1,441,204	$5,561,463	$5,460,901
Operating income/(loss)	$8,884	$(129,512)	$279,616	$1,263,268
Net income/(loss) and comprehensive income	$224,726	$(113,826)	$658,509	$1,248,414
EBITDA(1)	$496,375	$199,840	$1,495,870	$2,056,423
Earnings/(loss) per common share, basic	$0.01	$(0.05)	$0.10	$0.52
Earnings/(loss) per common share, diluted	$0.01	$(0.05)	$0.03	$0.06

(1)             EBITDA is not recognized measure under U.S. GAAP. Please refer to Appendix B of this release for the definition and reconciliation of this measure to Net income, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated Fleet Selected Financial and Operational Data:

Set forth below are selected financial and operational data of our fleet for each of the three and nine months ended September 30, 2025 and 2024, respectively, that we believe are useful in analyzing trends in our results of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
(Expressed in U.S. dollars except for operational data)	2025	2024	2025	2024
Ownership Days(1)(7)	125	92	306	274
Available Days(2)(7)	123	78	304	234
Operating Days(3)(7)	123	78	304	234
Daily TCE Rate(4)	$14,622	$17,722	$16,415	$22,416
Fleet Utilization(5)	100%	100%	100%	100%
Daily vessel operating expenses(6)	$6,211	$6,441	$6,583	$6,308

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting unscheduled off-hire and idle days.
(4)
Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of Ownership Days, Available Days, Operating Days, Fleet Utilization may not be comparable to those reported by other companies.

APPENDIX A

ROBIN ENERGY LTD.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in U.S. Dollars—except for number of share data)

(In U.S. dollars except for number of share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
REVENUES
Pool revenues	1,610,561	1,441,204	5,209,389	5,460,901
Time charter revenues	352,074	—	352,074	—
Total vessel revenues	$1,962,635	$1,441,204	$5,561,463	$5,460,901

EXPENSES
Voyage expenses (including commissions to related party)	(161,000)	(58,879)	(571,169)	(215,505)
Vessel operating expenses	(776,363)	(592,530)	(2,014,431)	(1,728,404)
General and administrative expenses (including related party fees)	(400,209)	(486,824)	(1,156,632)	(1,168,429)
Management fees - related parties	(138,600)	(98,532)	(332,451)	(287,630)
Depreciation and amortization	(477,579)	(333,951)	(1,207,164)	(797,665)
Operating income/(loss)	$8,884	$(129,512)	$279,616	$1,263,268

Interest and finance costs, net (1)	205,930	(2,212)	369,803	(10,344)
Other expenses, net(2)	9,912	(4,599)	9,090	(4,510)
US income tax	—	22,497	—	—

Net income and comprehensive income , net of taxes	$224,726	$(113,826)	$658,509	$1,248,414
Dividend on Series A Preferred Shares	(126,389)	—	(233,333)	—
Net income/(loss) attributable to common shareholders	$98,337	$(113,826)	$425,176	$1,248,414
Earnings/(loss) per common share, basic	$0.01	$(0.05)	$0.10	$0.52
Earnings/(loss) per common share, diluted	$0.01	$(0.05)	$0.03	$0.06
Weighted average number of common shares outstanding, basic:	7,364,796	2,386,731	4,207,921	2,386,731
Weighted average number of common shares outstanding, diluted:	30,133,304	2,386,731	21,677,168	19,855,978

(1)	Includes interest and finance costs and interest income, if any.

(2)	Includes aggregated amounts for foreign exchange losses and change in fair value of crypto assets-Bitcoin, as applicable in each period.

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	September 30, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,660,266	$369
Due from related parties	2,247,712	12,376,064
Investment in crypto-assets-Bitcoin	5,020,168	—
Other current assets	1,100,250	507,507
Total current assets	11,028,396	12,883,940

NON-CURRENT ASSETS:
Vessels, net	39,794,276	6,875,903
Due from related parties	388,542	388,542
Other non-currents assets	2,369,727	1,433,595
Total non-current assets	42,552,545	8,698,040
Total assets	53,580,941	21,581,980

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Due to related parties	393,562	—
Other current liabilities	2,118,704	470,158
Total current liabilities	2,512,266	470,158

NON-CURRENT LIABILITIES:
Total non-current liabilities	—	—
Total liabilities	—	470,158

MEZZANINE EQUITY:

1.00% Series A fixed rate cumulative perpetual convertible preferred shares: 2,000,000 and 0 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively, aggregate liquidation preference of $50,000,000 and $0 as September 30, 2025 and December 31, 2024, respectively.	25,877,180	—
Total mezzanine equity	25,877,180	—

SHAREHOLDERS’ EQUITY:
Former net parent company investment	—	21,111,822
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 12,628,731 and 1,000 issued; 12,628,731 and 1,000 shares outstanding as of September 30, 2025 and December 31, 2024, respectively.	12,629	1
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 and 0 shares issued and outstanding as of September 30, 2025 and December 31, 2024 , respectively.	40	—
Additional paid-in capital	25,326,868	—
Due from stockholder	—	(1)
Accumulated deficit	(148,042)	—
Total shareholders’ equity	25,191,495	21,111,822
Total liabilities, mezzanine equity and shareholders’ equity	$53,580,941	$21,581,980

ROBIN ENERGY LTD.
Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars)	Nine Months Ended September 30,
	2025	2024
Cash Flows (used in)/provided by Operating Activities:
Net income	$658,509	$1,248,414
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	1,207,164	797,665
Change in fair value of crypto assets-Bitcoin	(20,168)	—

Changes in operating assets and liabilities:
Accounts receivable trade, net	(161,452)	314,287
Inventories	(63,125)	(25,661)
Due from/to related parties	9,616,885	6,095,804
Prepaid expenses and other assets	(331,377)	15,134
Accounts payable	307,568	(232,256)
Accrued liabilities	681,998	132,336
Deferred revenue	337,000	—
Dry-dock costs paid	—	(1,098,965)
Net Cash provided by Operating Activities	12,233,002	7,246,758

Cash flow (used in)/provided by Investing Activities:
Capitalized vessel improvements	(38,090,000)	(70,220)
Purchase of crypto assets-Bitcoin	(5,000,000)	—
Net cash used in Investing Activities	(43,090,000)	(70,220)

Cash flows (used in)/provided by Financing Activities:
Net increase/(decrease) in former parent company Investment	329,618	(7,176,571)
Gross proceeds from issuance of common shares pursuant to registered direct offerings	25,781,200	—
Common share issuance expenses pursuant to registered direct offerings	(2,823,984)
Payment of Dividend on Series A Preferred Shares	(126,389)	—
Capital contribution from former parent company due to spin off	10,356,450	—
Net cash provided by/(used in) Financing Activities	33,516,895	(7,176,571)

Net increase/(decrease) in cash and cash equivalents	2,659,897	(33)
Cash and cash equivalents at the beginning of the period	369	351
Cash and cash equivalents at the end of the period	$2,660,266	$318

APPENDIX B

Non-GAAP Financial Information

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter, pools) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies.

The following table reconciles the calculation of the Daily TCE Rate for our fleet to Total vessel revenues , the most directly comparable U.S. GAAP financial measure, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars, except for Available Days)	2025	2024	2025	2024
Total vessel revenues	$1,962,635	$1,441,204	$5,561,463	$5,460,901
Voyage expenses including commissions to related party	(161,000)	(58,879)	(571,169)	(215,505)
TCE revenues	$1,801,635	$1,382,325	$4,990,294	$5,245,396
Available Days	123	78	304	234
Daily TCE Rate	$14,647	$17,722	$16,415	$22,416

EBITDA. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA as presented below may be different from and may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to Net Income , the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended September 30,		Nine Months Ended September 30,
(In U.S. dollars)	2025	2024	2025	2024
Net Income/(loss) , net of taxes	$224,726	$(113,826)	$658,509	$1,248,414
Depreciation and amortization	477,579	333,951	1,207,164	797,665
Interest and finance costs, net(1)	(205,930)	2,212	(369,803)	10,344
US source income taxes	—	(22,497)	—	—
EBITDA	$496,375	$199,840	$1,495,870	$2,056,423

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of current or historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include generally: the effects of Spin-Off, our business strategy, expected capital spending and other plans and objectives for future operations, including our ability to expand our business as a new entrant to the tanker and liquefied petroleum gas shipping industry, market conditions and trends, including volatility and cyclicality in charter rates (particularly for vessels employed in the spot voyage market or pools), factors affecting supply and demand for vessels, such as fluctuations in demand for and the price of the products we transport, fluctuating vessel values, changes in worldwide fleet capacity, opportunities for the profitable operations of vessels in the segment of the shipping industry in which we operate and global economic and financial conditions, including interest rates, inflation and the growth rates of world economies, our ability to realize the expected benefits of vessel acquisitions or sales and the effects of any change in our fleet’s size or composition, increased transactions costs and other adverse effects (such as lost profit) due to any failure to consummate any sale of our vessels, our future financial condition, operating results, future revenues and expenses, future liquidity and the adequacy of cash flows from our operations, our relationships with our current and future service providers and customers, including the ongoing performance of their obligations, dependence on their expertise, compliance with applicable laws, and any impacts on our reputation due to our association with them, the availability of debt or equity financing on acceptable terms and our ability to comply with the covenants contained in agreements relating thereto, in particular due to economic, financial or operational reasons, our continued ability to enter into time charters, voyage charters or pool arrangements with existing and new customers and pool operators and to re-charter our vessels upon the expiry of the existing charters or pool agreements, any failure by our contractual counterparties to meet their obligations, changes in our operating and capitalized expenses, including bunker prices, dry-docking, insurance costs, costs associated with regulatory compliance and costs associated with climate change, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue), instances of off-hire, fluctuations in interest rates and currencies, including the value of the U.S. dollar relative to other currencies, any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach, existing or future disputes, proceedings or litigation, future sales of our securities in the public market, our ability to maintain compliance with applicable listing standards or the delisting of our common shares, volatility in our share price, potential conflicts of interest involving members of our board of directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions, such as political instability, events or conflicts (including armed conflicts, such as the war in Ukraine and the conflict in the Middle East), acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions “trade wars” (including the imposition of tariffs) and potential governmental requisitioning of our vessels during a period of war or emergency, global public health threats and major outbreaks of disease, any material cybersecurity incident, changes in seaborne and other transportation, including due to the maritime incidents in and around the Red Sea, fluctuating demand for tanker and LPG carriers and/or disruption of shipping routes due to accidents, political events, international sanctions, international hostilities and instability, piracy, smuggling or acts of terrorism, changes in governmental rules and regulations or actions taken by regulatory authorities, including changes to environmental regulations applicable to the shipping industry and to vessel rules and regulations, as well as changes in inspection procedures and import and export controls, inadequacies in our insurance coverage, developments in tax laws, treaties or regulations or their interpretation in any country in which we operate and changes in our tax treatment or classification, the impact of climate change, adverse weather and natural disasters, accidents or the occurrence of other unexpected events, including in relation to the operational risks associated with transporting LPG, crude oil and/or refined petroleum products and any other factors described in our filings with the SEC.

The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication, except to the extent required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all or any of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these foregoing and other risks and uncertainties. These factors and the other risk factors described in this press release are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

CONTACT DETAILS
For further information please contact:

Investor Relations
Robin Energy Ltd.
Email: ir@robinenergy.com